Filed by Black Hills Corporation pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company:  NorthWestern Corporation

Commission File No.: 001-10499

The following is a transcript of a conference call held by Black Hills Corporation:

Black Hills Proposal Conference Call

Moderator: Dale Jahr

November 28, 2005

3:00 p.m. CT

Operator:  Good day everyone, and welcome to the Black Hills proposal conference call.  Today’s conference is being recorded.  At this time, I would like to turn the call over to Dale Jahr, Director of Investor Relations of the Black Hills Corporation, please go ahead, sir.

Dale Jahr:  Thank you for joining us and welcome to our conference call to discuss Black Hills Corporation’s proposal to combine with NorthWestern Corporation.

I’ll remind the audience that this conference call may include forward-looking statements as defined by the SEC.  These statements concern our plans, expectations and objectives for future operations.  Such statements are based on what we believe are reasonable assumptions, and based on current expectations of industry and economic conditions and other factors.  However, risks and uncertainties could cause results to differ materially from those in forward-looking statements.  I refer you to the cautionary language published in our public disclosures.  Earlier today we filed a Form 8-K which has an attached investor information presentation on the subject of this conference call.  That presentation is also available on our corporate Web site www.blackhillscorporation.com.  That filing and presentation identify other risks associated with the proposal to be discussed in this conference call.  Please refer to those documents as well.

We have attempted to provide as much information as possible at this time.  However, beyond this scope we are limited in the kinds of questions we can answer.  Representing the company on this conference call today are Mark T. Thies, Executive Vice President and CFO, and David R. Emery, Chairman, President and CEO.

Our discussion will be led by Dave.  Dave.

David Emery:  Thank you, Dale and welcome everybody to the conference call this afternoon.  Before I get started I want to make a couple of points here.  First, is that we don’t make a habit of public disclosing offer letters and so this is a fairly unique circumstance for us as far as a public disclosure here.  Given the fact that NorthWestern disclosed our offer, and certainly the magnitude of that proposed transaction for Black Hills, we really felt it necessary to inform our shareholders of the rationale behind the proposal and really why it’s good for us and our shareholders and the customers alike.

I want to emphasize that it is an offer, certainly one we put a lot of thought and effort into, but it is an offer.  And we’re having the call to provide the additional background specifically on why we think the transaction makes good sense, to boast that to stockholders, the customers, and all of the other interested parties from a regulator and other perspective.  We do expect this deal to be both earnings and credit accretive to both sets of shareholders.

As far as questions-and-answers, we will have an opportunity at the end of the call to address some questions.  As Dale alluded to, it will be somewhat limited in what we’re willing to answer, what we can answer, given the circumstances, again, that this is an offer, and certainly at a stage that is a little bit early to be discussing a lot of real specific details.

As far as the information I’m going to be discussing, as Dale mentioned, it is contained in the 8-K and the attached investor presentation that we filed this morning with the SEC, so certainly, any information that I discuss here today will be included in that presentation.

As Black Hills looks at our standalone plan and our strategic goals for this company, our strategies really design to capitalize on our core strengths.  And we’ve really, over the last two years tried to refine this focus.  When we talk about those strengths, it’s the planning, construction and operation of power generation assets, the management and operation of fuel assets, our strong utility operations experience, with a commitment to the customer service and the focus on partnering with our communities.  We believe in developing and maintaining strong regulatory relationships.  All of those things are keys to our company’s success and key areas of focus upon which we hope to build as we grow Black Hills in the future.

One of the transactions that came out of those strengths was our deal that closed in January of this year to acquire Cheyenne Light Fuel and Power.  And I’ll talk about that a little bit later in the call, but we’ve accomplished much in a real short period of time at Cheyenne.  And something, I think that speaks well to our ability to look at a transaction with a company like NorthWestern.

We believe and have for some time that a combination of Black Hills and NorthWestern make great strategic sense.  We’re neighbor companies.  We’ve got complimentary skill sets and I’ll elaborate on those.  And a transaction really would be, in our opinion, in the best interest of shareholders and customers alike.

To provide a little bit of history on how we came to this conclusion, I’ll back up a little here, we’ve really looked at this opportunity extensively over the last 18 months or so, particularly while NorthWestern was going through bankruptcy.  It does create a very strong, well balanced and integrated energy player in the northern Rockies and plains region, an area with very similar customer demographics.  Certain major shareholders of NorthWestern have indicated strong support for this combination.  We believe that speaks well to its merits.  And finally, our Board of Directors has reviewed the opportunity on several occasions, and certainly approved the submission of our non binding proposal to NorthWestern’s Board.

As we went through the course of 2005, in November and really to express the seriousness of our commitment to this transaction and why we really believed that it had such good strategic value, we formalized those thoughts into a letter to NorthWestern’s Board and submitted that on the 21st of November, proposing that the two companies be combined in a strategic combination.

On the 23, then of November, last Wednesday, NorthWestern made that offer public, and so as I alluded to before, we felt it necessary to inform our shareholders, and other interested parties including regulators and customers more relevant details around our rationale for the transaction.

And finally, we are prepared to work with NorthWestern to negotiate a transaction that works for both companies.

If you compare the two businesses of Black Hills and NorthWestern, there are several obvious synergies, certainly the geographic proximity is one.  But probably even more prevalent is that Black Hills is very strong in generation and fuel management.  As well as, we have excellent regulatory relationships.  You combine that with NorthWestern’s strengths, and they’ve got an excellent utility, also good regulatory relationships, but they’re short generation and fuel asset management.

Our proposal – the specifics of our proposals was included in our press release, which we issued on November 23.  Again, to reemphasize, it is an offer.  We believe it’s a full and fair price for the company.  And we propose a stock for stock transaction with the willingness to include some cash.  As I noted before, we do expect that deal to be both earnings and credit accretive for both companies in the first full year post closing.  Again, subject to the transaction structure and pricing.

We do desire to assemble a strong joint management team of the combined company and that would be something we would work closely with NorthWestern on in order to accomplish in the event we actually would commence negotiations.  And utility customers and employees will benefit from our long-term commitment to service, and reliability and stability in our service territories.

I’ll talk a little bit about Black Hills for those of you who aren’t as familiar with our company.  We are an integrated energy company headquartered in Rapid City, South Dakota.  Our company is essentially split into two pieces as far as our business mix goes.  The first is our retail services or regulated utilities sector.  It’s combined – it consists of Black Hills, an Electric Utility that serves western South Dakota, a little bit of southeast Montana, and northeast Wyoming, and then Cheyenne Light Fuel and Power, which is an electric and gas utility that we acquired in January of this year, that serves the greater Cheyenne, Wyoming region.

The focus of that segment of our business is really retail customer service, solid community and regulatory partnerships.  And that’s the foundation upon which we build those businesses.  The predecessor companies that were incorporated in Black Hills Power, started serving the Black Hills region with electricity in 1883.  And we’ve maintained our commitment to the communities and service territory every since.

The other side of the business is our wholesale energy businesses, non regulated energy subsidiaries.  One hundred percent energy focused, all of the subsidiaries are complimentary to our regulated utility business.  In that business segment, we have Black Hills Generation, which is our non regulated power generation business.  Black Hills Exploration and Production, which is an oil and gas exploration and production company.  Wyodak Resources, which is a coal mine in Gillette, Wyoming.  And then, two energy marketing companies, Black Hills Energy Resources, and Enserco Energy.  The focus of our wholesale energy segment is really generation assets, and fuel assets.  And we optimize the value of those assets utilizing our marketing and transportation expertise.

To emphasize in total, we are integrated, a fully integrated energy company.  And although we have several different subsidiaries, I really view it as three pieces.  We have fuel, generation, and customers fully integrated.

As we look at NorthWestern, they’re compromised of regulated utilities, essentially with both South Dakota and Montana territories, primarily a transmission and distribution business.  It’s a great business, great assets, great customer base.  It’s run by an excellent group of employees.  We believe our skills are complimentary to what they all ready have, and that a transaction would make great sense.

I’m trying to talk in a little more detail about the strategic rationale of this proposal, and I’ve touched on a few of those items all ready.  But as I noted before, our strengths really dictate that we look seriously at expansion in the regulated utility area.  It’s what we’re good at.  It’s what we’ve been successful at, and what we have a long track record of doing.  This is a transaction that will be earnings and credit accretive assuming we can agree on a suitable transaction structure and pricing.

Several things that we bring to a combined company, as we look at the complimentary strengths between Black Hills and NorthWestern.  First is our expertise in the planning, construction and operation of generation both regulated and non regulated.  It’s certainly something that could potentially add to NorthWestern service territory particularly in Montana.  It also could be utilized to improve the negotiating position with their wholesale supplier in the state of Montana.

In addition to that, we’ve demonstrated recent success in acquiring and integrating utility properties.  Although it’s on a smaller scale, our success in Cheyenne, Light, Fuel and Power in the last 10 months has really exceeded our expectations.  In that short period of time, we’ve been able to file and receive approval of an integrated resource plan, justified and received approval for and then commenced construction of a new base load coal fired plant to serve the needs of Cheyenne.  We’ve also commenced initial permitting in the initial stages of that for Wygen III another base load coal fired facility that would serve, at least partially the needs of Cheyenne and maybe Black Hills Power as well.

As many of you are aware, NorthWestern sources most of its generation in Montana from non affiliated suppliers.  Certainly, some of those contracts are with PPL, and they expire in June of 2007, at below market prices in today’s price environment.  In South Dakota, their situation is that they’re a non operated owner in several generating facilities that are included in rate base.

One of the things to emphasize on our generation expertise that I failed to mention before is that our Wygen II facility, and the Wygen III after it will be built utilizing the latest emissions control technology, essentially best available control technology.  And certainly, will be one of the first facilities in the country to actually be equipped with mercury removal equipment as well.

Finally, as we talk about what we can add from a generation and construction and management perspective, I think it’s important to acknowledge that certainly it would require some revision to current legislation in Montana.  And that’s something that we would work together with the current employees of NorthWestern to accomplish and the regulators and legislators in the state of Montana.  It is, and we believe this strongly, in the customer’s best interests to have the electric supplier own some of its own generation.

As we talk about some of the other things that have made us very successful, certainly the way we focus on the community and the customers in which we serve has been a key to our success.  I mentioned before that we’ve been doing that in the Black Hills region since 1883.  It’s something we take very, very seriously.  We’re very involved in, very committed to our customers and communities.  We’ve maintained, against the trend of the industry frankly, some of our small local district offices.  And have kept that face to face customer contact that’s absent in a lot of parts of the country today, but something that’s highly valued by the customers and the areas in which we’re talking about here in Wyoming, and South Dakota, and Montana and similar areas.

We believe that the demographics from the customer base for both NorthWestern and Black Hills are very similar.  We both serve a relatively large number of customers spread over a pretty wide area, again, a lot of small communities, and also with a very diverse load from different customer mixes.

As we look to the future here, and what this means, and what our proposal means, again, it’s an offer, a very good one, we believe, and a full and fair value offer, but assuming we could reach an agreement, maybe as early as mid January or some time, we do believe that we could close this transaction by the end of 2006, essentially a one year approval process.  There’s a lot of approvals that would be required in order to do that, and I don’t think it makes a lot of sense to elaborate on all of those.  They’re included in our 8-K.  But it is a process that we’re comfortable with and we believe that we could work through expeditiously, certainly acknowledging that there will be plenty of challenges along the way.

We have submitted a proposal to NorthWestern.  We talked about that, and we and our team of advisors are ready and willing to commence negotiations as NorthWestern sees that appropriate.  That being said, we do believe that this represents a truly exciting opportunity.  It’s a transaction that’s in the best interest of both company’s shareholders, both company’s sets of customers, and our respective employees.

It’s something that from a Black Hills perspective is doing what we’re good at, continuing the trend that we’ve had of building on prior successes and the strengths that we’ve built up over the years, to further our strategic plan, and our long-term value for our stockholders.

With that, I’d be willing to entertain some limited questions, certainly acknowledging as Dale alluded to earlier that the 8-K and the investor presentation really contain a lot of the information that we can and will be willing to talk about.  But I will entertain some questions, if you have some.

Operator:  Thank you.  Today’s question-and-answer session will be conducted electronically.  If you would like to ask a question, you may do so by pressing the star key followed by the digit one on your touch-tone telephone.  If you’re using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment.  Once again, it’s star one if you have a question.  And we’ll pause for a moment to assemble the roster.

And our first question today comes from Michael Worms with Harris Nesbitt.

Michael Worms:  Good afternoon and congratulations on the offer, hopefully, this will work out.

David Emery:  Yes, hi, Mike.

Michael Worms:  Hi, how are you doing, Dave?  Question for you.  Can you give us a little bit of color as to what the reaction has been so far by both politicians and regulators in Montana and in South Dakota?

David Emery:  To a limited extent, I can, Mike.  Basically, with the timing of this announcement, we felt it very important to at least reach out to those folks, and try to make some contact, so they weren’t caught off guard basically reading the press and the paper on Thanksgiving morning.  We did not have a whole lot of success in reaching a lot of the relevant parties.  Certainly, the ones that we were able to reach, and we’ve reached a lot more today, I’d say the overall response has been somewhat favorable.

And it’s our intent to the extent that they desire this, to offer to have face to face meetings with any of them that would like to.  Again, acknowledging that this is an offer at this stage.  And it really isn’t much more than that, but certainly it’s a very credible one.  And we want to answer any and all questions that any of the regulators may have.  And we will do that.  We’ll probably have a lot more color on that process in the next day or two.  But basically, suffice it to say, that any contact we have had, I think, has been generally favorable.  And we’ve been trying to at least offer to have face to face meetings with anyone who desires one.

Michael Worms:  OK.  And just a follow up to that, thank you, with regard to NorthWestern is there a timeframe as to what their response will be.  Do they have to come out with a response in a certain time?  Or how does this work now?

David Emery:  No.

Michael Worms:  No.

David Emery:  No.  Basically, you know, as I said before, we stand ready to talk to them when they’re ready.  And really, other than that, there’s no specifics behind it Mike.

Michael Worms:  OK.  Thank you very much.  Good luck.

Operator:  Our next question comes from James Bellessa with DA Davidson and Company.

James Bellessa:  Good afternoon.

David Emery:  Hello, Jim.

James Bellessa:  You’ve indicated that the acquisition of this NorthWestern Energy Corporation or NorthWestern Corporation would be accretive to your earnings of the combined company.  And you think that that might be a 2007 event.  Have you assumed in that that you might have to face a rate decrease in Montana to get the approval of the public service commission for this transaction?

David Emery:  Our initial assumptions as far as what we’ve done is really review the publicly available information.  And as far as any real specific transactions and things that might be included in that, we’re really not in a position to disclose a lot of the detail behind that.  We do believe that we can successfully negotiate something with the Montana commission that accomplishes what they feel like they may need to do from a customer perspective, as well as what we need to accomplish from a shareholder goal perspective, and that is to have an accretive transaction.

But as far as the real specifics of all of the assumptions because we’re in the offer stage, we’re really not prepared to discuss in any detail.

James Bellessa:  Do you know whether or not it’s a requirement in Montana for a combination or a utility combination to demonstrate that share – or rate payers are benefited by the transaction?

Operator:  Do you have anything further, Mr. Bellessa?

David Emery:  Yes, Jim.  I wouldn’t say specifically is it a requirement, I don’t know the answer to that question.  Certainly people on our team do, but as far as me specifically, I don’t know.  I think that is something that we can, and certainly will demonstrate that this is in the customer’s best interest.

James Bellessa:  In the past, you’ve indicated that Black Hills had permitted a 500 megawatt capacity coal fire plant in northeastern Wyoming.  Up to now, though you’ve only indicated that you’d be building 90 megawatt plants, and you have two of those, I think, that you are in construction of, or are permitting.  Do you still have the permitting for a 500 megawatt plant?  And could that serve the load of Montana customers?

David Emery:  No.  We do not have that 500 megawatt plant permit any longer, that permit was amended to 90 megawatts in order to commence construction on our Wygen II facility this fall.  So that permit is no longer out there, no longer valid.  And then, we’ve started the process for a second 90 megawatt Wygen III.  And that’s just the very preliminary stages of permitting.  We certainly could construct with some limitations, of course, additional generation on our mine site.  And we have sufficient coal reserves, or availability of reserves to do that.

I would say, at this point, there certainly would be some transmission issues that would have to be worked out, if we were try to move any of that energy into Montana or any significant quantities of that energy into Montana.

James Bellessa:  And do you – to be able to be a producer of energy, this new entity that you’re proposing — does it need legislative approval for being able to drop the default supply provider status of the current entity.

David Emery:  My understanding of Montana law as it sits today is that as the utility, you’re precluded from owning generation to serve those customers.  So yes, there would need to be a modification to that.  It’s our belief that that’s something that’s probably going to be received somewhat favorable in Montana, but certainly not without a lot of discussion and work.

James Bellessa:  The contract that NorthWestern has to serve Montana with PPL Montana expires in 2007.  You’re proposing that this transaction be in place by then.  What is your idea about replacing that contract or renegotiating that contract?

David Emery:  I think, Jim, that that’s again, a specific that’s probably beyond the scope of this call.  It’s obviously an issue we’re aware of and have given some thought to, but I think it’s really beyond the scope of this call and the context of just discussing an offer that’s been made.

James Bellessa:  Thank you very much.

David Emery:  Thank you.

Operator:  Our next question comes from Gordon Howald with Natexis.

Gordon Howald:  Hey, guys, good afternoon.

David Emery:  Hi, Gordon.

Gordon Howald:  Hi.  Regarding the credit rating agencies, you said this would be credit – I think I heard you say this would be credit accretive.  Is this the reason for doing a stock for stock type of transaction, at least primarily a stock for stock type of transaction?  Have you taken that into account?  And have you spoken to the rating agencies at all regarding this?

David Emery:  Yes, Gordon, we’ve made preliminary contact, and Mark Thies, actually is here, has spoken to them.  I’ll let him field that one.

Mark T. Thies:  Thank you, Dave.  And hi, Gordon.  We have had, you know, preliminary contact, more of a heads up to the rating agencies.  But again, as Dave has said, this is a offer or a proposal to, you know, enter into a transaction that would be a combination with which we suggest as a stock transaction which may have some consideration in cash.  But the full details and the structuring of that transaction, we really can’t even get a sense or we shouldn’t ask to get a sense of what the agencies believe.  We would look to structure a transaction that would be, you know, both earnings and credit accretive.

And, you know, that’s what we would look to do.  But based on the preliminary nature of it, and a lot of discussion, you know, hopefully to come, we can’t really state that.  We have informed them of our intention and our offer, so they were aware of it.  But beyond that, we can’t really ask we would intend to, you know, once – if we were to be able to structure a transaction, you know our commitment always is to the rating agencies to go in and talk to them and see what their thoughts are relative to that structure.  And hopefully as a joint group if we’re able to structure something, go together to demonstrate why we believe this would be credit accretive.  But it’s too early at this point to tell.

Gordon Howald:  Got you.  But obviously a consideration you’ve taken into account.

David Emery:  Absolutely.

Gordon Howald:  Can I ask one other follow up question, the last caller, Jim, I think had asked about developing power plants in Wyoming at your Wyodak coal mine.  Obviously, you mentioned transmission issues in bringing power up, I guess that would be several hundred miles to, you know, different locations in Montana.  Is there an opportunity, would it be something that you’d consider purchasing additional reserves, or developing coal reserves in Montana, and, you know, duplicating the successful strategy you’ve had in Wyoming, you know, building mine mouth plants, things along those lines?

David Emery:  Yes, there are a couple of things there Gordon.  One thing is that, and I think you’re aware of this, and a lot of people are on the call probably are is Wyoming has created the Wyoming infrastructure authority, which is essentially created by the Wyoming legislature to help facilitate the construction of transmission projects, which would export electric energy out of Wyoming.

Certainly, it would be an entity that we would look to in the event we decided that we would like to see construction of additional transmission going out to the north and west out of Wyoming into Montana.  And one of our officers, Kyle White serves on the Board of that.  And it’s something that we’re very active in advocating for from Wyoming’s perspective.

The other side of that is could we find coal reserves, and site generation, mine mouth generation in Montana?  I think that the answer to that is yes, subject to a whole long list of potential issues.  Certainly, it depends on where it is, and you’d have to go through the permitting process and all of those.  But there are significant coal reserves in Montana, huge reserves of coal in Montana.  And so the availability of fuel there, it’s clearly there.  And you clearly could put in a mine mouth facility in Montana, that could replicate a lot of the features of our Wyodak site.

Now that being said, obviously there’s lots of issues.  You know, who’s mine are you going to deal with?  Would you really want to start one from scratch?  A whole host of issues related to that.  But there are a lot of active mines in Montana.  And I’m sure they’d be happy to have a good long term base customer.  So it’s certainly something from a strategy perspective, that as you’re aware, and many others are we know well.  Mine mouth generation is an excellent low cost reliable source of energy.  And to the extent we can capitalize on that in another location it’s certainly something we’d be interested in doing.

Gordon Howald:  Great.  Yes, that seems to make a whole lot of sense.  And I have a bunch of other questions that I know you’re not going to answer, so I’ll move on and pass this on to the next person.  Best of luck on this transaction.

David Emery:  Thank you, Gordon.

Gordon Howald:  Thank you.

Operator:  Our next question comes from Adriano Almeida with DGHM.

Adriano Almeida:  Hey, gentlemen.

David Emery:  Hello.

Adriano Almeida:  Hi.  I probably have a bunch that you won’t answer either.  But let me just try this one here.  It – the transaction certainly seems to make a lot of sense, and you seem eager to make it happen.  Would you be willing to do something at a price that would not be accretive?

David Emery:  I want to answer that yes and no.  Basically, here’s the answer, and I think we’ve talked about this a lot in our investor presentations is we’ve, I think, demonstrated a history and a track record of being very disciplined in our spending.  So from that perspective, it does not make sense for us to do something that isn’t beneficial to shareholders.  Now if that means it’s very, very slightly non accretive for a very short period of time, maybe.

But I mean the reality of it is, and we’ve said this publicly many times, we don’t want to grow for the sake of growing.  We want to grow to add shareholder value.  And we do that by adding earnings and long term vision and strategy and investment opportunities.  This transaction can provide all of those things assuming we’re disciplined in the approach to the transaction.  And that’s something that I think we’ve made a habit of doing, and we’ll continue to make that a habit.

Adriano Almeida:  OK.  Good answer.  I guess the other thing I’m wondering about is, you said you have been studying this property for the last 18 months, and obviously you’ve been interested in it.  Did you have any attempt that perhaps wasn’t make public of buying this property while it was bankruptcy?

David Emery:  We did look at it when it was in bankruptcy, and fairly seriously, even to the point of at least making some preliminary contact with the creditors committee, beyond that, nothing more formal.

Adriano Almeida:  OK.  The other thing I’m wondering about is, you know, it seems like it’s a slam dunk in South Dakota, and all of the questions are coming up regarding Montana.  And, you know, there’s this open offer from the municipalities, I guess it’s mostly Montana, right.  Is there any way you guys can get together and split this property, and you just take the South Dakota piece?  Or is that ridiculous?

David Emery:  Well, I guess my preference would be to say that, you know, we’ve really put out an offer for the entire company because we believe that’s what makes the most sense.  We clearly have entertained a myriad of possibilities related to NorthWestern over the last year-and-a-half or so here, including some opportunities like that.  We believe that the one that makes the most sense for us, our shareholders, NorthWestern and their shareholders, and the customer’s and I think that’s a very important point to make, and the customer’s is a merger of the entire entity for a lot of reasons.

And I think that certainly we understand there will be some challenges and regulatory challenges in Montana.  It’s something that I feel strongly we’re well equipped to deal with.  It’s a key skill set of ours.  And it’s something that Cheyenne and our example at Cheyenne points well to our abilities to do that.  And that’s really to come in and demonstrate a commitment and a willingness to work with the communities to make something that works for everybody.  And that’s customer’s and shareholders alike.  And acknowledging that that’s a give and take, takes a lot of open, honest, forthright dialogue, and it takes time.  And we understand that.  But it is clearly a skill of ours, and something that we’ve done many times over the years.  And I think the recent example, of course, is Cheyenne.  And I understand that that’s on a smaller scale than Montana.  But it clearly demonstrates our ability to successfully accomplish those things.

Adriano Almeida:  Well very good.  Thank you very much guys.

David Emery:  Thank you.

Operator:  Our final question will come from John Hanson with Imperium.

John Hanson:  Good afternoon.

David Emery:  Hello.

John Hanson:  Yes, a question here, as I was going to run through the math on the accretive kind of words.  It appeared to me that it was going to take some cost savings in order to achieve that.  And I just wondered if you’ve kind of thought about what kind of – I mean cost savings that you might be able to achieve out of that kind of combination, what areas do you see?

David Emery:  Again, I think that question is probably beyond the scope of what we want to talk about today.  Certainly, in a merger combination situation like this, you would assume there would be some.  And I think based on the information available, we’ve certainly assessed that.  But the specifics around those, and everything else, it’s really premature, I think, to talk about those absent having done any meaningful due diligence or any serious negotiations or anything else.

John Hanson:  OK.  Thank you.

David Emery:  Thank you.

Operator:  Thank you.  That does conclude today’s conference call.  As a reminder, today’s call was recorded and a replay will be available next week.  We thank you for your participation and have a nice day.

END

Note: the following notices are included to meet certain legal requirements:

Caution Regarding Forward Looking Statements:

This document includes “forward-looking statements” as defined by the Securities and Exchange Commission, or SEC. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this release that address activities, events or developments that we expect, believe or anticipate will or may occur in the future, including our statements relating to the proposed merger with NorthWestern and its anticipated benefits if consummated, are forward-looking statements. These forward-looking statements are based on assumptions which we believe are reasonable based on current expectations and projections about future events and industry conditions and trends affecting our business. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties that, among other things, could cause actual results to differ materially from those contained in the forward-looking statements, including the risk factors described in Items 1 and 2 of our 2004 Annual Report on Form 10-K, in Item 2 of Part I of our quarterly reports on Form 10-Q filed with the SEC, and the following:

Proposed Merger Risks and Uncertainties

•           An agreement may not be reached;

•           Our business and the business of NorthWestern may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

•           Expected combination benefits from the proposed merger may not be fully-realized or realized within the expected time frame;

•           The NorthWestern stockholders and/or our shareholders may not approve the merger;

•           The regulatory approvals and any other required approvals in connection with the merger may not be obtained on the proposed terms or on the anticipated schedule;

•           Revenues following the merger may be lower than expected; and

•           Operating costs, customer loss and business disruption, including difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger.

New factors that could cause actual results to differ materially from those described in forward-looking statements emerge from time to time, and it is not possible for us to predict all such factors, or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement. We assume no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information:

Investors and securityholders are urged to read the disclosure documents regarding the proposed merger when they become available because they will contain important information. Investors and securityholders will be able to obtain a free copy of such disclosure documents when they become available, as well as other filings containing information about Black Hills and NorthWestern, without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the disclosure documents and the filings with the SEC that will be incorporated by reference in such disclosure documents can also be obtained without charge, when they become available, by directing a request to Shareholder Relations, Black Hills Corporation, P.O. Box 1400, Rapid City, SD 57709, Telephone Number: (605) 721-1700.

The directors and executive officers of Black Hills may be deemed to be participants in the solicitation of proxies from Black Hills shareholders and NorthWestern stockholders in respect of the proposed merger.  Information regarding the directors and executive officers of Black Hills is currently available in its proxy statement filed with the SEC by Black Hills on April 15, 2005. Other information regarding the participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the disclosure documents and other relevant materials that will be filed by Black Hills with the SEC when they become available.

Any information concerning NorthWestern contained in this document has been taken from, or is based upon, publicly available information. Although Black Hills does not have any information that would indicate that the information contained in this document that has been taken from such documents is inaccurate or incomplete, Black Hills does not take any responsibility for the accuracy or completeness of such information.